UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42488

Gamehaus Holdings Inc.

(Exact name of registrant as specified in its charter)

19th Floor, Shanghai Technology Investment Building

No. 1699, Zhongke Road

Pudong New District, Shanghai

The People’s Republic of China, 201203

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

The Registrant is filing this Report on Form 6-K to provide its notices and proxy statements of its extraordinary general meetings.

Exhibits Index

Exhibit No.	Description
99.1	Form of Proxy Card and Notice of Extraordinary General Meeting of Holders of Class A ordinary shares of the Company, dated June 23, 2026, to be mailed to the Holders of Class A ordinary shares of the Company.
99.2	Form of Proxy Card and Notice of Extraordinary General Meeting of Shareholders of the Company, dated June 23, 2026, to be mailed to the shareholders of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2026

Gamehaus Holdings Inc.

By:	/s/ Yimin Cai
Name:	Yimin Cai
Title:	Chief Executive Officer and Director